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                             June 4, 2024

       Kuai Leong
       Senior Deputy General Counsel and Deputy Corporate Secretary UNITEDHEALTH GROUP INC
       9900 Bren Road East
       Minnetonka, MN, 55343

                                                        Re: UNITEDHEALTH GROUP
INC
                                                            Form 8-K filed
February 22, 2024
                                                            Amendment No. 1 to
Form 8-K filed March 08, 2024
                                                            Amendment No. 2 to
Form 8-K filed April 24, 2024
                                                            File No. 001-10864

       Dear Kuai Leong:

                                                        We have conducted a
limited review of your Form 8-K and have the following comment.

              Please respond to this letter by amending your Form 8-K and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your Form 8-K and the information you provide in response to this letter, we may have additional comments.

       Form 8-K filed February 22, 2024. Amendment No. 1 to Form 8-K filed March 08, 2024,
       Amendment No. 2 to Form 8-K filed April 24, 2024

       Item 1.05 Material Cybersecurity Incidents, page 1

   1. Please tell us what consideration you gave to filing an amended Form 8-K pursuant to
                                                        Instruction 2 to
provide information about the impact on your business operations, similar to those described on
the "Information on the Change Healthcare Cyber Response"
                                                        webpage. For example,
your 8-K does not indicate that some pharmacies have been
                                                        unable to submit
claims, and that providers have not been able to submit claims or receive payment, but that
information is described on the website. Please refer to Rule 105 of
                                                        Regulation S-T
regarding the use of hyperlinks. Additionally, we note news reports indicating that
pharmacies have been unable to verify insurance status, and as a result customers have had to
pay cash or have been unable to obtain prescriptions. When you file amended Forms 8-K
pursuant to Instruction 2 to Item 1.05 of Form 8-K, please
                                                        expand your disclosure
to address the following items:
 Kuai Leong
UNITEDHEALTH GROUP INC
June 4, 2024
Page 2
                expand your discussion to describe the scope of your business operations impacted;
              and
                describe the known material impact(s) the incident has had and the material impact(s)
              that are likely to continue.

         In considering material impacts, please describe all material impacts. For example, consider customer/partner relationships and potential reputational harm related to the outage of your system, as well as any impact to your financial condition or results of operations. To the extent you become aware of additional reasonably likely material impacts, please confirm you will file an amended Form 8-K to update your disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aliya Ishmukhamedova at 202-551-7519 or Suzanne Hayes at 202-551-
3675 with any other questions.



FirstName LastNameKuai Leong                                  Sincerely,
Comapany NameUNITEDHEALTH GROUP INC
                                                              Division of
Corporation Finance
June 4, 2024 Page 2                                           Office of
Technology
FirstName LastName